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Date: Amsterdam, the Netherlands, 23 April 2025

WALLBOX N.V.

with its official seat in Amsterdam, the Netherlands

INVITATION

To the 2026 Annual General Meeting (AGM) of Wallbox N.V. (Company)

At 12:30 pm CEST on 22 May 2026

at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands

Agenda

(1) Opening

(2) Discussion of the annual report for the financial year 2025 (discussion item)

(3) Adoption of the annual accounts for the financial year 2025 (voting item)

(4) Explanation of policy on reserves and dividends (discussion item)

(5) Discharge from liability of the directors for the performance of their duties during the financial year 2025 (voting item)

(6) Reappointment and appointment of the following six directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2027 (voting items):

(a) Reappointment of Enric Asunción Escorsa as executive director

(b) Reappointment of Francisco J. Riberas Mera as non-executive director

(c) Reappointment of Jordi Lainz Gavalda as non-executive director

(d) Reappointment of Juan Gonzalez del Castillo Burgos as non-executive director

(e) Appointment of Pedro Alonso Agüera as non-executive director

(f) Appointment of Marc Sabé Richer as non-executive director

(7) Authorization of the Board to acquire shares in its own capital (voting item)

(8) Reappointment of EY Accountants BV as external auditor for the financial year 2026 (voting item)

(9) Discussion on the equity position of the Company (discussion item)

(10) Combined proposal to approve the granting of pledges over the shares in Wall Box Chargers, S.L.U., Wallbox USA Inc. and ABL GmbH and the granting of warrants or equivalent convertible instruments in Wall Box Chargers, S.L.U., in each case in connection with the Restructuring, to the extent required under applicable law (voting item)

(11) Any other business

(12) Closing

Meeting materials

Copies of the annual report for the financial year 2025, the annual accounts for the financial year 2025 and the explanatory notes to the agenda (as well as any other meeting materials, including copies of the proposed amendments to the articles of association of the Company, including the verbatim text thereof) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

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The record date for all shareholders for the AGM is 24 April 2026 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting
Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 5:59 am CEST on 20 May 2026 (11:59 pm ET on 19 May 2026).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

If you are a Registered Holder you will receive by mail an internet notice and you may vote:

•
by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice; and

•
by Mail—You can download the proxy card from the Company’s website at https://investors.wallbox.com/shareholder-meetings and vote by mail by signing, dating and mailing the 2026 voting proxy card and return it in the postage-paid envelope which was provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 5:59 am CEST on 20 May 2026 (11:59 pm ET on 19 May 2026). Proxies by mail must be received no later than 5:59 am CEST, on 20 May 2026 (11:59 pm ET on 19 May 2026). To vote via the internet, you will need the 16-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

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If you received an internet notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the internet notice. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your 2026 voting proxy card or vote online, you may still decide to attend the AGM in person.

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received on 20 May 2026 (11:59 pm ET on 19 May 2026) by Broadridge.

Registration and admission
Registration will take place at the registration desk at the venue between 11.30 am CEST and the commencement of the AGM at 12.30 pm CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters
In case you have any questions with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

Wallbox N.V.

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